Exhibit 8.1

List of Subsidiaries and Consolidated Variable Interest Entities

Subsidiaries	Place of Incorporation
Meten International Education Group	The Cayman Islands
Meten Education Investment Limited	The British Virgin Islands
Likeshuo Education Investment Limited	The British Virgin Islands
Meten Education (Hong Kong) Limited	Hong Kong
Likeshuo Education (Hong Kong) Limited	Hong Kong
EdtechX Holdings Acquisition Corp.	Delaware
Zhuhai Meizhilian Education Technology Co., Ltd.	People’s Republic of China
Zhuhai Likeshuo Education Technology Co., Ltd.	People’s Republic of China
Shenzhen Bishuang Technology Co., Ltd.	People’s Republic of China

Consolidated Variable Interest Entities	Place of Incorporation
Shenzhen Meten International Education Co., Ltd.	People’s Republic of China
Shenzhen Likeshuo Education Co., Ltd.	People’s Republic of China